NO ACT





DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



10011142

March 24, 2010

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-24-10

Martin P. Dunn
O'Melveny & Myers LLP
1625 Eye Street, NW
Washington, DC 20006-4001

Re: Yahoo! Inc.

Dear Mr. Dunn:

This is in regard to your letter dated March 23, 2010 concerning the shareholder proposal submitted by the Linda Jacobs Financial Services Retirement Plan for inclusion in Yahoo!'s proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Yahoo! therefore withdraws its February 9, 2010 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Gregory S. Belliston
Special Counsel

cc: Conrad MacKerron
Director, Corporate Social Responsibility Program
As You Sow Foundation
311 California St.
San Francisco, CA 94104

From: Conrad Mackerron [mack@asyousow.org]
Sent: Monday, March 22, 2010 7:10 PM
To: shareholderproposals; clai@yahoo-inc.com; tricia@yahoo-inc.com
Cc: Anne Toth; Jonas Kron; Michael Connor
Subject: Withdrawal of shareholder proposal

To Whom It May Concern:

As You Sow filed a shareholder proposal in January 2010 on behavioral advertising at Yahoo! on behalf of Linda Jacobs Financial Services Retirement Plan, a beneficial shareholder of Yahoo! stock.

We have initiated a positive dialogue with Anne Toth, VP Global Policy and Head of Privacy. Ms Toth has informed us of her intent to engage in an ongoing dialogue on these issues with As You Sow and our colleagues at Trillium Asset Management and Open MIC. We believe this is a good faith representation of intent by the company to work with us in regard to our concerns about privacy and behavioral advertising. Therefore, we are hereby withdrawing our shareholder proposal.

Sincerely,

Conrad MacKerron
Director, Corporate Social Responsibility Program
As You Sow Foundation
311 California St., San Francisco, CA 94104
Phone: 415-391-3212, ext. 31
Web: www.asyousow.org

O

O'MELVENY & MYERS LLP

BEIJING
BRUSSELS
CENTURY CITY
HONG KONG
LONDON
LOS ANGELES
NEWPORT BEACH

1625 Eye Street, NW
Washington, D.C. 20006-4001

TELEPHONE (202) 383-5300
FACSIMILE (202) 383-5414
www.omm.com

NEW YORK
SAN FRANCISCO
SHANGHAI
SILICON VALLEY
SINGAPORE
TOKYO

1934 Act/Rule 14a-8

March 23, 2010

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Stockholder Proposal of Linda Jacobs Financial Services Retirement Plan
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client Yahoo! Inc. (the ***"Company"***), which hereby withdraws its request dated February 9, 2010 for no-action relief regarding its intention to omit the stockholder proposal and supporting statement (the ***"Proposal"***) submitted by the Linda Jacobs Financial Services Retirement Plan (the ***"Proponent"***) from the Company's proxy materials for its 2010 Annual Meeting of Stockholders. As You Sow, on behalf of the Proponent, withdrew the Proposal in an email dated March 22, 2010. A copy of the email withdrawing the Proposal and of the Proponent's authorization for As You Sow to act on her behalf are attached hereto.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 202-383-5418. Please transmit your acknowledgement of the withdrawal of the Company's request by fax to me at 202-383-5414. The fax number for the Proponent is 415-391-3245.

Sincerely,

Martin P. Dunn

Martin P. Dunn
of O'Melveny & Myers LLP

Attachments

cc: Conrad MacKerron
Director, Corporate Social Responsibility Program
As You Sow

Michael J. Callahan, Esq.
Christina Lai, Esq.
Yahoo! Inc.

Toton, Rebekah

From:	Conrad Mackerron
Sent:	Monday, March 22, 2010 7:10 PM
To:	shareholderproposals@sec.gov; Christina Lai; Tricia Lin
Cc:	Anne Toth; Jonas Kron; Michael Connor
Subject:	Withdrawal of shareholder proposal

To Whom It May Concern:

As You Sow filed a shareholder proposal in January 2010 on behavioral advertising at Yahoo! on behalf of Lind Jacobs Financial Services Retirement Plan, a beneficial shareholder of Yahoo! stock.

We have initiated a positive dialogue with Anne Toth, VP Global Policy and Head of Privacy. Ms. Toth has informed us of her intent to engage in an ongoing dialogue on these issues with As You Sow and our colleagues at Trillium Asset Management and Open MIC. We believe this is a good faith representation of intent by the company to work with us in regard to our concerns about privacy and behavioral advertising. Therefore, we are hereby withdrawing our shareholder proposal.

Sincerely,

Conrad MacKerron
Director, Corporate Social Responsibility Program
As You Sow Foundation
311 California St., San Francisco, CA 94104
Phone: 415-391-3212, ext. 31
Web: www.asyousow.org

LINDA JACOBS, AIF®

Socially Responsible Investing
Insurance and Financial Planning

1510E Walnut Street • Berkeley, California 94709 • (510) 549-8777 • Fax (510) 649-1622

Jan. 7, 2010

Conrad MacKerron
Director
Corporate Social Responsibility Program
As You Sow
311 California St., Ste 510
San Francisco, CA 94104

Dear Mr. MacKerron:

I hereby authorize As You Sow to file a shareholder resolution on my behalf at Yahoo Inc. regarding adoption of principles for online advertising.

Linda Jacobs Financial Services Retirement Plan is the beneficial owner of at least $2,000 of Yahoo stock that it has held for more than one year. It will hold the aforementioned stock through the date of the company's annual meeting in 2010.

We give As You Sow full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder resolution. I understand my name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

[signature]



O'MELVENY & MYERS LLP

BEIJING
BRUSSELS
CENTURY CITY
HONG KONG
LONDON
LOS ANGELES
NEWPORT BEACH

1625 Eye Street, NW
Washington, D.C. 20006-4001

TELEPHONE (202) 383-5300
FACSIMILE (202) 383-5414
www.omm.com

NEW YORK
SAN FRANCISCO
SHANGHAI
SILICON VALLEY
SINGAPORE
TOKYO

1934 Act/Rule 14a-8

February 9, 2010

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

Re: Stockholder Proposal of Linda Jacobs Financial Services Retirement Plan
Securities Exchange Act of 1934 Rule 14a-8

Ladies and Gentlemen:

We submit this letter on behalf of our client Yahoo! Inc., a Delaware corporation (the "***Company***"), which requests confirmation that the staff (the "***Staff***") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "***Commission***") will not recommend any enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the "***Exchange Act***"), the Company omits the enclosed stockholder proposal (the "***Proposal***") and supporting statement (the "***Supporting Statement***") submitted by the Linda Jacobs Financial Services Retirement Plan (the "***Proponent***") from the Company's proxy materials for its 2010 Annual Meeting of Stockholders (the "***2010 Proxy Materials***").

Pursuant to Rule 14a-8(j) under the Exchange Act, the Company has:

- enclosed herewith six copies of this letter and its attachments;
- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent's representative, Conrad MacKerron at As You Sow.

A copy of the Proposal and Supporting Statement, the Proponent's cover letter submitting the Proposal, and other correspondence relating to the Proposal are attached hereto as Exhibit A.

I. SUMMARY OF THE PROPOSAL

On January 7, 2010, the Company received a letter from the Proponent containing the Proposal for inclusion in the Company's 2010 Proxy Materials. The Proposal states:

> "RESOLVED: Shareholders request the Board adopt, by August 2010, a set of principles for online advertising that goes beyond current Company statements and addresses the collection of sensitive information about health, finances, ethnicity, race, sexual orientation, and political activity for the purposes of behavioral advertising."

The Supporting Statement discusses behavioral advertising practices and the Company's commitment to maintaining its users' trust regarding the Company's privacy practices. The Supporting Statement then recommends that the Company "give serious consideration to adopting a policy of seeking prior consent of users" in relation to its behavioral advertising. Additionally, the Supporting Statement references a "Legislative Primer" titled Online Behavioral Tracking and Targeting Concerns and Solutions[1] (the "***Primer***") and states that the Company "should adopt online advertising principles incorporating its recommendations."

II. BACKGROUND REGARDING THE COMPANY'S PRIVACY POLICIES AND BEHAVIORAL ADVERTISING

The Company has been an industry leader in developing privacy-friendly tools for users of its owned and operated online properties and services, such as the Ad Interest Manager and persistent opt-out. Through the Company's online Privacy Center, users can access the Ad Interest Manager to set and modify the interest-based advertising settings that are applicable while they are accessing the pages of the Company's websites.[2] The Ad Interest Manager also permits users to opt out of interest-based advertising altogether. The Privacy Center is linked to nearly every page on the Company's website. The persistent opt-out feature enables a user's settings to apply to interest-based advertising served by Yahoo! both on and off the Company's

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[1] Prepared by the Center for Digital Democracy, Consumer Federation of America, Consumers Union, Consumer Watchdog, Electronic Frontier Foundation, Privacy Lives, Privacy Rights Clearinghouse, Privacy Times, U.S. Public Interest Research Group, and the World Privacy Forum, *available at* http://www.uspirg.org/uploads/s6/9h/s69h7vtWnmbOJE-V2uGd4w/Online-Privacy---Legislative-Primer.pdf (Sep. 2009) and attached hereto as Exhibit B.

[2] The Ad Interest Manager tool surfaces the interest categories in which the Company has placed a user and allows the user to opt-out of that category or all interest-based advertising (*i.e.*, advertising based on data gathered about a user from the types of websites that a user visits and the advertisements on which a user clicks) served by the Company. The tool also displays information about the types of searches and activity on Yahoo! that has led to those conclusions. The user can also see what technical information the Company has about the computer. See http://info.yahoo.com/privacy/us/yahoo/opt_out/targeting/details.html. The Company is unaware of any other company providing users with this level of transparency and control around data used for online behavioral advertising.

network of websites and associates the settings with a user's account so that they persist across various devices and browsers used to access Yahoo!.[3] The Company also has adopted an industry-leading policy regarding de-identification of its log file data (including user searches, page views, page clicks, ad views and ad clicks) at or before 90 days, with limited exceptions to help fight fraud, secure systems, and meet legal obligations.

The Company is engaged in discussions with the Federal Trade Commission (the "*FTC*") and industry groups regarding standards for behavioral advertising and privacy. In July 2009, the Company joined with the largest media and marketing trade associations in the U.S. and the Council of Better Business Bureaus to develop self-regulatory principles for online behavioral advertising, which it is implementing at the Company.[4] The Company also adheres to the 2008 updated self-regulatory code of conduct for online behavioral advertising developed through a public process at the Network Advertising Initiative (the "*NAI*").[5] The Company also runs a consumer education advertising campaign, showing an average of 200 million advertisements per month across its sites to promote online privacy awareness.

III. EXCLUSION OF THE PROPOSAL

A. Bases for Exclusion of the Proposal

As discussed more fully below, the Company believes that it may properly omit the Proposal from its 2010 Proxy Materials in reliance on the following paragraphs of Rule 14a-8:

- Rule 14a-8(i)(3), as the Proposal is materially false and misleading; and
- Rule 14a-8(i)(7), as the Proposal deals with a matter relating to the Company's ordinary business operations.

B. The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(3), As It Is Materially False and Misleading

Rule 14a-8(i)(3) permits a company to exclude a proposal or supporting statement, or portions thereof, that is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy materials. Pursuant to Staff Legal Bulletin 14B (Sep. 15, 2004), reliance on Rule 14a-8(i)(3) to exclude a proposal or portions of a supporting statement may be appropriate in only a few limited instances, one of which is when the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders in voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what

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3 See Questions 3 of the Yahoo! Ad Interest Manager FAQ, available at http://info.yahoo.com/privacy/us/yahoo/opt-outfaq/#persistent.

4 Available at http://www.bbb.org/us/Storage/0/Shared%20Documents/online-ad-principles.pdf.

5 Available at http://www.networkadvertising.org/networks/principles_comments.asp.

actions or measures the proposal requires. See also, Philadelphia Electric Company (Jul. 30, 1992).

In applying the "inherently vague or indefinite" standard under Rule 14a-8(i)(3), the Staff has long held the view that a proposal does not have to specify the exact manner in which it should be implemented, but that discretion as to implementation and interpretation of the terms of a proposal may be left to the board. However, the Staff also has noted that a proposal may be materially misleading as vague and indefinite where "any action ultimately taken by the Company upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." See Fuqua Industries, Inc. (Mar. 12, 1991).

1. The Proposal is vague and indefinite because it does not adequately define the term "sensitive information"

The Proposal is vague and indefinite because it seeks for the Company to adopt a set of principles for the collection of "sensitive information" about health, finances, ethnicity, sexual orientation, and political activity for the purposes of behavioral advertising. The term "sensitive information" may be used colloquially to refer to a broad range of information, but there is little consensus within the online advertising industry as to how to define the specific types of information that should be considered sensitive. Because "sensitive information" is undefined, it is impossible for the Company or its stockholders to determine exactly which information should be impacted by the principles the Proposal seeks. Moreover, the Primer -- referenced by the Proponent as a source for those principles it seeks for the Company to adopt -- itself states that "sensitive information should be defined by the FTC."[6]

The FTC and various industry groups are currently in the process of drafting guidelines for online advertising that would, in part, define "sensitive information" and provide guidelines as to what types of "sensitive information" companies should be prohibited from collecting and using for the purposes of online behavioral advertising. In the meantime, the FTC staff has pointed to "financial data, data about children, health information, precise geographic location information, and Social Security numbers" as clear examples of "sensitive data" but acknowledged that the process of defining the term was "complex and may often depend on context."[7] The NAI, the leading online marketing industry group, uses the term "sensitive consumer information" to refer to the following:

- Social Security Numbers or other government-issued identifiers;
- Insurance plan numbers;
- Financial account numbers;

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6 The Primer at 6.

7 FTC Staff Report: Self-Regulatory Principles for Online Behavioral Advertising, 44 (Feb. 2009) available at http://www.ftc.gov/os/2009/02/P085400behavadreport.pdf.

- Information that describes the precise real-time geographic location of an individual derived through location-based services such as through GPS-enabled devices; and

- Precise information about past, present, or potential future health or medical conditions or treatments, including genetic, genomic, and family medical history.[8]

Yet the NAI also notes that this definition is to be further developed in a distinct implementation guideline.[9] Until the FTC and industry groups are able to provide a clear meaning of the term "sensitive information," any definition used by the Company may not be the same as the definition stockholders would attribute to that phrase in voting on the Proposal. Further, any definition used by the Company may not be the same as the definition ultimately adopted by the FTC and industry groups. Therefore, any principles adopted by the Company upon implementation of the Proposal could be significantly different from the actions envisioned by the stockholders voting on the Proposal.

The Staff has previously expressed the view that a proposal urging the board of directors to take the necessary steps to amend a company's articles of incorporation and bylaws to provide that officers and directors shall not be indemnified from personal liability for acts or omissions involving gross negligence or "reckless neglect" may be omitted under Rule 14a-8(i)(3). See Peoples Energy Corporation (Nov. 23, 2004) (reconsideration denied Dec. 10, 2004). In that letter, the company argued that the "reckless neglect" standard was not defined in the proposal and a "canvass of Illinois jurisprudence did not uncover even a single case or example describing, defining or applying a 'reckless neglect' standard of conduct." The company argued that this "undefined and unrecognized standard" rendered the proposal so vague and indefinite that neither the stockholders voting on the proposal nor the company in implementing the proposal would be able to determine what actions or measures the proposal requires. In response, the proponent of that proposal pointed to several potential definitions of the term "reckless neglect" based upon the "everyday language" of the words as defined in various dictionaries. However, the Staff concurred with the company's view that the proposal could be excluded in reliance on Rule 14a-8(i)(3) as vague and indefinite.

Similarly, the Proposal is premised on the notion that there is a commonly understood definition of "sensitive information" in the context of behavioral advertising. However, as noted above, there is uncertainly both within the industry and at a regulatory level as to the most effective and comprehensive manner for defining "sensitive information." Because there is no commonly understood meaning of this term within the industry and the Proposal and Supporting Statement do not define this term, the Proposal is impermissibly vague and indefinite such that neither the stockholders voting on the Proposal nor the Company in implementing the Proposal would be able to determine with any reasonable certainly what actions or measures the Proposal requires. Based on the foregoing analysis, the Company believes that it may properly omit the

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8 2008 NAI Principles; The Network Advertising Initiative's Self-Regulatory Code of Conduct, 6, available at http://www.networkadvertising.org/networks/2008%20NAI%20Principles_final%20for%20Website.pdf.

9 Id.

Proposal and Supporting Statement from its 2010 Proxy Materials in reliance on Rule 14a-8(i)(3).

2. *The Proposal is vague and indefinite because it defines key principles only by reference to sources outside the Proposal*

The Proposal is vague and indefinite because the Supporting Statement states that the Company should adopt principles incorporating the recommendations set forth in the Primer. However, the recommendations set forth in the Primer are incorrectly summarized and otherwise not discussed in the Proposal or Supporting Statement. Moreover, the Supporting Statement focuses almost solely on the issue of seeking prior consent from users before the disclosure or use of an individual's information, only one of the many recommendations in the Primer.

In the past, the Staff has consistently agreed that a proposal seeking the adoption of standards or principles that were not adequately described in the proposal could be omitted under Rule 14a-8(i)(3) as vague and indefinite. See Berkshire Hathaway Inc. (Mar. 2, 2007) (concurring in the exclusion of a proposal seeking to restrict the company from investing in securities of any foreign corporation that engages in activities prohibited for U.S. corporations by "Executive Order of the President of the United States" as vague and indefinite); Smithfield Foods, Inc. (Jul. 18, 2003) (concurring in the exclusion of a proposal requesting that management prepare a report based on the "Global Reporting Initiatives guidelines" describing the environmental, social and economic impacts of its hog production operations and alternative technologies and practices to reduce or eliminate adverse impacts of these operations as vague and indefinite); H.J. Heinz Co. (May 25, 2001) (concurring in the exclusion of a proposal relating to the "full implementation" of the SA8000 Social Accountability Standards and monitored compliance as vague and indefinite).

The Staff agreed that the language of the proposal in Heinz[10] was vague and indefinite because it requested "full implementation of the aforementioned human rights standards" without clearly describing the standards to which it referred. Similar to the SA8000 Proposals, the current Proposal simply requests "a set of principles for online advertising that goes beyond current Company statements" but does not clearly describe the "principles" that it is seeking the Company to adopt.

Conversely, the Staff has been unable to concur that a proposal seeking to implement a set of standards that is well-defined by the proposal and supporting statement could be omitted in reliance on Rule 14a-8(i)(3) as vague and indefinite. See The TJX Companies, Inc. (Apr. 7, 2003) (denying a request to exclude a proposal seeking the implementation of a code of conduct based on the five enumerated ILO human rights standards summarized in the supporting statement). See also, Revlon, Inc. (Apr. 5, 2002) (same); Wal-Mart Stores, Inc. (Apr. 3, 2002) (denying a request to exclude a proposal seeking information about and the implementation of the company's own affirmative action policies and programs). As the Proposal and Supporting

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10 See also, Kohl's Corporation (Mar. 13, 2001), McDonald's (Mar. 13, 2001), Revlon, Inc. (Mar. 13, 2001) The TJX Companies, Inc. (Mar. 14, 2001) (collectively, with Heinz, the "***SA8000 Proposals***").

Statement do not provide a definition of the standards it seeks to implement, the Staff's positions are not applicable to the Proposal and Supporting Statement.

a. ***The Supporting Statement incorrectly summarizes the Primer's recommendations and fails to communicate a clear "set of principles" for the stockholders' consideration***

The Primer referenced in the Supporting Statement recommends that "sensitive information" never be collected for "behavioral tracking" -- with or without an individual's consent. The Primer further states that the collection of "personal and behavioral data" should only require prior consent "where appropriate." However, the Supporting Statement conflates the Primer's distinction between "sensitive information" and "personal and behavioral data" and incorrectly summarizes the Primer's recommendations. Specifically, the Supporting Statement states that "the coalition [of leading consumer privacy groups responsible for writing the Primer] recommended that personal and sensitive behavioral data not be disclosed, made available or otherwise used without prior consent of an individual." Therefore, it is unclear which standards the Proposal advocates the Company adopt when it states that "the Company should adopt online advertising principles incorporating [the coalition's] recommendations" -- the Supporting Statement could be referring to either the Primer's actual recommendations regarding "sensitive information" and "personal and behavioral data" or the Supporting Statement could be referring to its own, materially different, summary of the recommendation it attributes to the Primer. This failure to indicate which recommendations should be followed for the principles the Proposal seeks the Company to implement renders the Proposal so materially vague and indefinite that any principles adopted by the Company in an attempt to implement the Proposal could be significantly different from the actions envisioned by the stockholders voting on the Proposal.

b. ***The Proposal does not clearly communicate which principles it requests the Company to adopt***

In addition, the Primer referenced in the Supporting Statement contains more than fifteen recommendations not mentioned in the Proposal or Supporting Statement, including:

- Protection of individuals even if the information collected about them can only be distinguished "as a particular computer user;"
- Not collecting behavioral data from children or adolescents under 18;
- Collection of only personal and behavioral data that is relevant to the purpose for which it is used;
- Specification of the purposes for which personal and behavioral data is collected;
- Non-disclosure of personal and behavioral data without the individual's prior consent or the authority of law;

- Implementation of reasonable security safeguards against loss, unauthorized access, modification, disclosure, and other risks;

- Adoption of a policy of openness about developments, practices, uses, and policies with respect to personal and behavioral data including the means of establishing the existence and nature of personal data, and the main purposes of its use, and the identity and main residence of the data controller;

- Extension of an individual right to obtain the data related to a particular individual, have that data communicated within a reasonable time, and to challenge the data;

- Company compliance with law and policies;

- Extension of an individual right of private action with liquidated damages; and

- Notification of an individual if a company with behavioral or personal data receives a subpoena, court order, or legal process requiring disclosure of such information.

None of these recommendations are described in the Proposal or Supporting Statement. Again, the language of the Proposal and Supporting Statement makes it unclear whether the Proposal is seeking the implementation of principles based upon all of the recommendations described in the Primer or only the adoption of the principles based upon the recommendations summarized in the Supporting Statement -- that is, the prior consent of users to the collection of personal and sensitive behavioral data. If the Proposal seeks the adoption of principles incorporating the recommendations described in the Primer -- as the Supporting Statement states -- the Proposal and Supporting Statement do not provide stockholders with a description of those recommendations that is sufficient to permit stockholders to understand the matter on which he or she is being asked to vote. If, alternatively, the Proposal seeks only the adoption of a principle for seeking the prior consent of users, its references to the Primer (and the recommendations contained therein) render the Proposal materially false and misleading because any action ultimately taken by the Company upon implementation of the Proposal could be significantly different from the actions envisioned by the stockholders voting on the Proposal.

c. It is irrelevant whether a stockholder is able to locate the outside references that define the key terms in the Proposal

Even if we assume that the Proposal seeks the Company's adoption of principles incorporating all the recommendations in the Primer, defining a key term by referencing an outside source is not sufficient to ensure that stockholders know with reasonable certainty what a proposal requires. For example, in Boeing Corporation (Feb. 9, 2004) the proposal sought to amend the company's by-laws to require that the Chairman of the Board be an independent director as defined by the Council of Institutional Investors ("*CII*"). Although the proponent argued in Boeing that the standard for independence set forth by the CII was "widely available" and that the company or stockholder could "readily locate the definition through the use of a search engine such as 'Google,'" the Staff permitted exclusion of the proposal because it failed to disclose to stockholders the applicable definition of independent director sought by the proposal.

Similarly, in a number of no-action letters, the Staff has concurred with the exclusion of proposals that request preparation of a report where the report is based on outside standards that are described in the proposal only by reference to a website. See ConAgra Foods, Inc. (Jul. 1, 2004) (concurring in the exclusion of a proposal requesting the preparation of a sustainability report based on the Global Reporting Initiative's guidelines that provided only a website reference to the guidelines as vague and indefinite); The Kroger Co. (Mar. 19, 2004) (same); Albertson's, Inc. (Mar. 5, 2004) (same); Lowe's Companies, Inc. (Mar. 3, 2004); Smithfield Foods, Inc. (Jul. 18, 2003) (same). The Proposal's lack of a clear description of the Primer's recommendations and reliance on a reference to a website make it impossible for stockholders to evaluate the merits of the principles the Proposal seeks the Company to implement.

d. Conclusion

The Proposal seeks to have the Company adopt "a set of principles for online advertising that goes beyond current Company statements" without properly defining for the Company or stockholders the "set of principles" to which it refers. Just as the SA8000 Proposals sought to have stockholders support the implementation of the human rights standards described in SA8000 Social Accountability Standards (but not in the SA8000 Proposals themselves), this Proposal seeks to have stockholders support the Company's adoption of "principles" based upon recommendations that are not adequately described in the Proposal or the Supporting Statement. It is unclear if the "principles" referenced by the Proposal are, in fact, those included in the Primer, those attributed to the Primer by the Supporting Statement, or merely the prior consent principle referenced in the Supporting Statement. The failure to provide stockholders with adequate guidance on this fundamental aspect of the Proposal prevents the Company and stockholders from understanding with any reasonable certainty the actions sought by the Proposal and, thus, renders the entire Proposal impermissibly vague and indefinite. Further, given the materially vague and indefinite nature of the Proposal and Supporting Statement, any action ultimately taken by the Company upon implementation of the Proposal could be significantly different from the actions envisioned by the stockholders voting on the Proposal.

3. Conclusion

Based on the foregoing analysis, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2010 Proxy Materials in reliance on Rule 14a-8(i)(3).

C. The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(7), As It Deals With a Matter Relating to the Company's Ordinary Business Operations

A company is permitted to exclude a stockholder proposal from its proxy materials under Rule 14a-8(i)(7) if the proposal deals with a matter relating to the company's ordinary business operations. In Commission Release No. 34-40018 (May 21, 1998) (the "***1998 Release***"), the Commission stated that the underlying policy of the "ordinary business" exception is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The Commission further stated in the 1998 Release that this general policy rests on two central considerations. The first is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Importantly, with regard to the first basis for the "ordinary business" matters exception, the Commission also stated that "proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."

1. The Proposal addresses fundamental management decisions regarding the Company's policies and procedures for the handling of customer information

The Company shares the Proponent's concerns about behavioral advertising and maintaining individual users' privacy and, as described above, has numerous policies in place governing its advertising practices. It has been an industry leader in developing privacy friendly tools such as the persistent opt-out and Ad Interest Manager, released in December 2009. Moreover, the Company is working proactively to contribute to ongoing discussions further developing such policies. However, as drafted, the Proposal relates to the Company's ordinary business operations relating to the Company's practices and procedures for the collection, use, and disclosure of individual users' data.

The Staff has long recognized that proposals which attempt to govern business conduct involving internal operating policies and customer relations may be excluded from a company's proxy materials pursuant to Rule 14a-8(i)(7) because they infringe upon management's core function of overseeing business practices. For instance, in Verizon Communications Inc. (Feb. 13, 2009), the company reasoned that it could exclude a proposal relating to the company's practices regarding the public's expectations of privacy and freedom of expression because "[t]he development and implementation of policies and procedures for the handling of customer information, including the circumstances under which such information may be collected and lawfully disclosed, is a core management function and an integral part of Verizon's day-to-day-business." The staff concurred that the proposal could be excluded under Rule 14a-8(i)(7) as relating to the company's ordinary business operations. See Comcast Corporation (Mar. 4, 2009) (same); Qwest Communications International Inc. (Feb. 17, 2009) (same); Sprint Nextel Corporation (Feb. 17, 2009) (same). See also AT&T Inc. (Feb. 7, 2008) (concurring in the exclusion of a proposal requesting a report on the technical, legal, and ethical policy issues pertaining to the disclosure of customer records and communications content to government agencies without a warrant and the effect of such disclosures on customer privacy rights); Verizon Communications Inc. (Feb. 22, 2007) (same); H&R Block Inc. (Aug. 1, 2006) (concurring in the exclusion of a proposal seeking implementation of a legal compliance program with respect to lending policies); Bank of America Corporation (Mar. 3, 2005) (concurring in the exclusion of a proposal to adopt a "Customer Bill of Rights" and create a position of "Customer Advocate"); Deere & Company (Nov. 30, 2000) (concurring in the exclusion of a proposal relating to the creation of a shareholder committee to review customer satisfaction); CVS Corporation (Feb. 1, 2000) (concurring in the exclusion of a proposal seeking a report on a wide range of corporate programs and policies); Associates First Capital Corporation (Feb. 23, 1999) (concurring in the exclusion of a proposal requesting that the board of directors monitor and report on legal compliance of lending practices); Chrysler Corp. (Feb. 18, 1998) (concurring in the exclusion of a proposal requesting that the board of directors review and amend Chrysler's code of standards for its international operations and present a report to shareholders); Citicorp (Jan. 9. 1998) (concurring in the exclusion of a proposal seeking to initiate a program to monitor and report on compliance with federal law in transactions with foreign entities).

Similarly, the Staff's no-action letters have consistently allowed the exclusion of proposals related to policies and procedures for protection of customer information as basic customer relations matters and therefore related to ordinary business operations. For example, in Bank of America Corporation (Feb. 21, 2006), the Staff expressed the view that a proposal seeking a report on policies and procedures for protecting customer information could be omitted in reliance on Rule 14a-8(i)(7) as relating to ordinary business matters. See also, Bank of America Corporation (Mar. 7, 2005) (same); Consolidated Edison Inc. (Mar. 10, 2003) (concurring with the view that a proposal seeking to govern how employees should handle private information obtained in the course of employment could be omitted as relating to ordinary business operations); and Citicorp (Jan. 8, 1997) (concurring with the view that a proposal requesting a report on policies and procedures to monitor illegal transfers through customer accounts could be omitted as relating to the conduct of the ordinary business operations of the company).

The development and implementation of policies and procedures for the handling of customer information, including the circumstances under which such information may be collected and lawfully disclosed, is a core management function and an integral part of the Company's day-to-day business operations. The Company is a leading global Internet brand and one of the most trafficked Internet destinations worldwide. The level of privacy provided by the Company to its customers is fundamental to its service offerings and its ability to attract and retain customers. Management is in the best position to determine what policies and procedures are necessary to protect customer privacy and ensure compliance with applicable legal and regulatory requirements.

2. *The Proposal does not implicate any significant social policy*

The Proponent attempts to cast the Proposal as raising a "significant policy issue" by referencing a poll on behavioral advertising, noting the FTC's ongoing work reviewing online advertising practices, and stating that the U.S. Congress is also considering legislation on behavioral advertising. The Company is unaware of any legislation having been introduced in the U.S. Congress. As stated above, the Company is actively following and involved with the work of the FTC and industry groups to define common terms and standards for behavioral advertising. However, this work is exactly that -- an industry-specific task to ensure the industry's own internal consistency and good governance. Such work does not rise to the level of a "significant policy issue" as that term is used for purposes of Rule 14a-8. The Proposal addresses no overarching significant policy matter; rather, it addresses only the Company's policies and practices relating to its handling of customer information. As such, the Proposal may be omitted from the Company's 2010 Proxy Materials in reliance on Rule 14a-8(i)(7) as pertaining to the Company's ordinary business operations.

3. Conclusion

Based on the foregoing analysis, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2010 Proxy Materials in reliance on Rule 14a-8(i)(7) as it deals with a matter relating to the Company's ordinary business operations.

IV. CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2010 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2010 Proxy Materials. If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 383-5418.

Sincerely,

Martin P. Dunn

Martin P. Dunn
of O'Melveny & Myers LLP

Attachments

cc: Conrad MacKerron
Director, Corporate Social Responsibility Program
As You Sow

Michael J. Callahan, Esq.
Christina Lai, Esq.
Yahoo! Inc.

EXHIBIT A


Planting Seeds for Social Change

311 California St., Suite 510, San Francisco, CA 94104 — Phone (415) 391-3212 — Fax (415) 391-3245

Facsimile Cover Sheet

Date **1-07-10**

To: **Michael Callahan**
Corporate Secretary
Yahoo!

From: **Conrad MacKerron**
Director, CSR Program
As You Sow

Total pages being transmitted, including cover page 5

Please acknowledge receipt of this document by telephone or email at mack@asyousow.org.

Thank you!


As You Sow
Planting Seeds for Social Change

311 California Street, Suite 510
San Francisco, CA 94104
T 415.391.3212
F 415.391.3245
www.asyousow.org

Jan. 7, 2009

Michael J. Callahan
Executive Vice President, General Counsel and Secretary
Yahoo! Inc.
701 First Ave.
Sunnyvale, CA 94089

Via facsimile (408) 349-3510

Dear Mr. Callahan:

As You Sow is a non-profit organization whose mission is to promote corporate accountability. We represent Linda Jacobs Financial Services Retirement Plan, a beneficial shareholder of Yahoo! stock. We appreciate the company's commitment to corporate responsibility in many areas. However, we are concerned about the growing use of behavioral internet advertising, which tracks web users online to develop individually targeted advertising.

In many cases, consumers are not aware they are being tracked and have not given consent to have their web use followed. A recent poll found that a majority of those queried do not want tailored advertisements. Behavioral advertising raises serious privacy issues relating to safeguarding sensitive information gathered about a web user's health, financial condition, age, sexual orientation, and other personal attributes that can be inferred from online tracking.

We note that the Federal Trade Commission is conducting a series of public roundtable discussions to explore the privacy challenges posed by new, advanced technology and business practices including behavioral advertising, and that the U.S. Congress is considering legislation on this issue. We believe the company needs to consider adopting stronger principles for online advertising to protect consumer privacy.

Therefore, we are submitting the enclosed shareholder proposal for inclusion in the 2010 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Authority to act on behalf of the shareholder is attached. Proof of ownership information will follow separately. The shareholder will hold the shares through the 2010 stockholder meeting. A representative of the filer will attend the stockholder meeting to move the resolution as required. We are the primary filer of this resolution; we expect Trillium Asset Management will co-file.

We welcome a dialogue on these important issues with the company that might lead to policy changes that could lead to withdrawal of this proposal.

Sincerely,

Conrad B. MacKerron
Director, Corporate Social Responsibility Program

Enclosures

Online Advertising, Privacy and Sensitive Information

A fast growing segment of Internet advertising is "behavioral advertising," which requires tracking consumers as they perform personal searches and interact with web sites. Information gathered from tracking is used by online advertising networks to develop consumer profiles used for more targeted advertising. Behavioral advertising, already a multi-billion dollar industry, is expected to grow dramatically in coming years. In nearly all cases, consumers have not given affirmative opt-in consent for deployment of behavioral advertising.

Online advertising is critical to Yahoo! "Marketing services," which comprise its online advertising business, represented 88% of total 2008 revenue.

Consumer confidence in Yahoo!'s respect for privacy is essential to the Company's success. Anne Toth, the Company's Vice President of Policy and Head of Privacy, told a Congressional subcommittee in June 2009: "Trust has been paramount to our growth and is critical to our future success."

The Company acknowledges in its 2008 10-K report that "failure or perceived failure" to comply with policies, requirements or self-regulatory principles related to privacy "could result in a loss of user confidence in us, damage to the Yahoo! brands, and ultimately in a loss of users, advertising partners, or Affiliates which could adversely affect our business."

Yahoo!'s behavioral advertising has become the focus of scrutiny and concern on the part of consumers, regulators and legislators.

The Federal Trade Commission (FTC) is reviewing online advertising practices and privacy. The head of FTC's Bureau of Consumer Protection notes: "The frameworks that we've been using historically for (protecting) privacy are no longer sufficient in this incredibly dynamic marketing." The U.S. Congress is also considering legislation on behavioral advertising.

There is growing evidence that the American public is alarmed about behavioral advertising. A recent study found that "most adult Americans (66%) do not want marketers to tailor advertisements to their interests. Moreover, when Americans are informed of three common ways that marketers gather data about people in order to tailor ads, even higher percentages — between 73% and 86% -- say they would not want such advertising."

In light of which, we believe the Company should give serious consideration to adopting a policy of seeking prior consent of users.

Numerous concerns about behavioral advertising were recently outlined by a coalition of ten leading consumer privacy groups. This coalition noted that online information about a consumer's health, financial condition, age, sexual orientation, and other personal attributes can be inferred from online tracking and used to target vulnerable consumers, especially children, who may lack the capacity to evaluate ads.

The coalition recommended that personal and sensitive behavioral data not be disclosed, made available or otherwise used without prior consent of an individual. We believe the Company should adopt online advertising principles incorporating its recommendations.
http://www.uspirg.org/uploads/s6/9h/s69h7ytWnmbOJE-V2uGd4w/Online-Privacy---Legislative-Primer.pdf

RESOLVED: Shareholders request the Board adopt, by August 2010, a set of principles for online advertising that goes beyond current Company statements and addresses the collection of sensitive information about health, finances, ethnicity, race, sexual orientation, and political activity for the purposes of behavioral advertising.

LINDA JACOBS, AIF®

Socially Responsible Investing
Insurance and Financial Planning

1510E Walnut Street • Berkeley, California 94709 • (510) 549-8777 • Fax (510) 649-1622

Jan. 7, 2010

Conrad MacKerron
Director
Corporate Social Responsibility Program
As You Sow
311 California St., Ste 510
San Francisco, CA 94104

Dear Mr. MacKerron:

I hereby authorize As You Sow to file a shareholder resolution on my behalf at Yahoo Inc. regarding adoption of principles for online advertising.

Linda Jacobs Financial Services Retirement Plan is the beneficial owner of at least $2,000 of Yahoo stock that it has held for more than one year. It will hold the aforementioned stock through the date of the company's annual meeting in 2010.

We give As You Sow full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder resolution. I understand my name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

[signature]

SCHWAB

[illegible]

January [illegible], 20[illegible]

Michael J. Callahan
Executive Vice President, General Counsel and Secretary
Yahoo! Inc.
701 First Avenue
Sunnyvale CA [illegible]

Re: Proof of Stock Ownership

Dear Mr. Callahan:

This letter is to certify that [illegible] Retirement Plan, [illegible]
FISMA & OMB Memorandum M-07-16 held the following shares of Yahoo! Inc. stock from the indicated date to the present:

[illegible] shares from 10/[illegible]/2008
50 shares from 10/[illegible]/2008

Sincerely,

[signature]

Signature

[illegible]

Print Name

[illegible]

Title

EXHIBIT B

Online Behavioral Tracking and Targeting Concerns and Solutions from the Perspective of:

Center for Digital Democracy
Consumer Federation of America
Consumers Union
Consumer Watchdog
Electronic Frontier Foundation
Privacy Lives
Privacy Rights Clearinghouse
Privacy Times
U.S. Public Interest Research Group
The World Privacy Forum

Legislative Primer September 2009

Table of Contents

Executive Summary:

Privacy is a fundamental right in the United States. For four decades, the foundation of U.S. privacy policies has been based on Fair Information Practices: collection limitation, data quality, purpose specification, use limitation, security safeguards, openness, individual participation, and accountability.

Those principles ensure that individuals are able to control their personal information, help to protect human dignity, hold accountable organizations that collect personal data, promote good business practices, and limit the risk of identity theft. Developments in the digital age urgently require the application of Fair Information Practices to new business practices. Today, electronic information from consumers is collected, compiled, and sold; all done without reasonable safeguards.

Consumers are increasingly relying on the Internet and other digital services for a wide range of transactions and services, many of which involve their most sensitive affairs, including health, financial, and other personal matters. At the same time many companies are now engaging in behavioral advertising, which involves the surreptitious tracking and targeting of consumers. Click by click, consumers' online activities – the searches they make, the Web pages they visit, the content they view, the videos they watch and their other interactions on social networking sites, the content of emails they send and receive, how they spend money online, their physical locations using mobile Web devices, and other data – are logged into an expanding profile and analyzed in order to target them with more "relevant" advertising.

This is different from the "targeting" used in contextual advertising, in which ads are generated by a search that someone is conducting or a page the person is viewing at that moment. Behavioral tracking and targeting can combine a history of online activity across the Web with data derived offline to create even more detailed profiles. The data that is collected through behavioral tracking can, in some cases, reveal the identity of the person, but even when it does not, the tracking of individuals and the trade of personal or behavioral data raise many concerns.

Concerns

Tracking people's every move online is an invasion of privacy. Online behavioral tracking is even more distressing when consumers aren't aware who is tracking them, that it's happening, or how the information will be used. Often consumers are not asked for their consent and have no meaningful control over the collection and use of their information, often by third parties with which they have no relationships.

Online behavioral tracking and targeting can be used to take advantage of vulnerable consumers. Information about a consumer's health, financial condition, age, sexual orientation, and other personal attributes can be inferred from online tracking and used to target the person for payday loans, sub-prime mortgages, bogus health cures and other dubious products and services. Children are an especially vulnerable target audience since they lack the capacity to evaluate ads.

Online behavioral tracking and targeting can be used to unfairly discriminate against consumers. Profiles of individuals, whether accurate or not, can result in "online redlining" in which some people are offered certain consumer products or services at higher costs or with less favorable terms than others, or denied access to goods and services altogether.

Online behavioral profiles may be used for purposes beyond commercial purposes. Internet Service Providers (ISPs), cell phone companies, online advertisers and virtually every business on the web retains critical data on individuals. In the absence of clear privacy laws and security standards these profiles leave individuals vulnerable to warrantless searches, attacks from identity thieves, child predators, domestic abusers and other criminals. Also, despite a lack of accuracy, employers, divorce attorneys, and private investigators may find the information attractive and use the information against the interests of an individual. Individuals have no control over who has access to such information, how it is secured, and under what circumstances it may be obtained.

In order to protect the interests of Americans, while maintaining robust online commerce, we recommend that Congress enact clear legislation to protect consumers' privacy online that implements Fair Information Practices. While these recommendations are not exhaustive, they do represent areas in which the leading organizations concerned with consumer privacy are in consensus. Consumer privacy legislation should include these main points (for more detailed recommendations, please see the Legislative Recommendations Primer):

- *Individuals should be protected even if the information collected about them in behavioral tracking cannot be linked to their names, addresses, or other traditional "personally identifiable information," as long as they can be distinguished as a particular computer user based on their profile.*

- *Sensitive information should not be collected or used for behavioral tracking or targeting. Sensitive information should be defined by the FTC and should include data about health, finances, ethnicity, race, sexual orientation, personal relationships and political activity.*

- *No behavioral data should be collected or used from children and adolescents under 18 to the extent that age can be inferred.*

- *There should be limits to the collection of both personal and behavioral data, and any such data should be obtained by lawful and fair means and, where appropriate, with the knowledge or consent of the individual.*

- *Personal and behavioral data should be relevant to the purposes for which they are to be used.*

- *The purposes for which both personal and behavioral data are collected should be specified not later than at the time of data collection and the subsequent use limited to the fulfillment of those purposes, and with any change of purpose of the data the individual must be alerted and given an option to refuse collection or use.*

- *Personal and behavioral data should not be disclosed, made available or otherwise used for purposes other than those specified in advance except: a) with the consent of the individual; or b) by the authority of law.*

- *Reasonable security safeguards against loss, unauthorized access, modification, disclosure and other risks should protect both personal and behavioral data.*

- *There should be a general policy of openness about developments, practices, uses and policies with respect to personal and behavioral data. Means should be readily available of establishing the existence and nature of personal data, and the main purposes of their use, as well as the identity and usual residence of the data controller.*

- *An individual should have the right: a) to obtain from a behavioral tracker, or otherwise, confirmation of whether or not the behavioral tracker has data relating to him; b) to have communicated to him data relating to him within a reasonable time; at a charge, if any, that is not excessive; in a reasonable manner; and in a form that is readily intelligible to him; c) to be given reasons if a request made under subparagraphs (a) and (b) is denied, and to be able to challenge such denial; and d) to challenge data relating to him and, if the challenge is successful, to have the data erased, rectified, completed or amended.*

- *Consumers should always be able to obtain their personal or behavioral data held by an entity engaged in tracking or targeting.*

- *Every entity involved in any behavioral tracking or targeting activity should be accountable for complying with the law and its own policies.*

- *Consumers should have the right of private action with liquidated damages; the appropriate protection by federal and state regulations and oversight; and the expectation that online data collection entities will engage in appropriate practices to ensure privacy protection (such as conducting independent audits and the appointment of a Chief Privacy Officer).*

- *If a behavioral targeter receives a subpoena, court order, or legal process that requires the disclosure of information about an identifiable individual, the behavioral targeter must, except where otherwise prohibited by law, make reasonable efforts to a) notify the individual prior to responding to the subpoena, court order, or legal process; and b) provide the individual with as much advance notice as is reasonably practical before responding.*

- *The FTC should establish a Behavioral Tracker Registry.*

- *There should be no preemption of state laws.*

Behavioral Targeting & Online Privacy, Legislative Recommendations

Part I. Findings and Goals

1. Entities that behaviorally target seek to create, compile, and use detailed profiles revealing consumers' interests, activities, and other personal characteristics without limit. A major purpose of behavioral targeting is increasing response rates to advertising. Any economic benefits of behavioral targeting must be measured against the consequences for consumers of the creation and sharing of those profiles. Without controls, profiles can and will be used for commercial, governmental, and other purposes in ways that may harm consumers.

Consumer privacy must be given special and priority consideration when government "measures" the economic benefits related to any data collection activity.

Precedent: The Video Privacy Protection Act limits the compilation of video rental profiles to protect privacy, notwithstanding the loss of advertising capability to industry.

2. Americans oppose the collection and sharing of financial, health, and other sensitive personal information for non-essential purposes. Unrestricted, an online profile may include a wide range of sensitive information about the ethnic, racial, financial, and health status of a consumer. Children and adolescents are also subjects of profiling and targeting. The use of sensitive information for behavioral targeting is questionable, harmful, and invasive.

Sensitive information should not be collected or used for behavioral tracking or targeting. Sensitive information should be defined by the FTC and should include data about health, finances, ethnicity, race, sexual orientation, and political activity.

Precedent: Fair Credit Reporting Act. HIPAA Health Privacy Rule.

3. Redlining is the practice of denying or increasing the cost of services such as banking, insurance, access to jobs, access to health care, or even supermarkets to residents in certain, often racially determined, areas. Redlining can discriminate against people based on race, gender, sexual preference, ethnic origin, disability, wealth, income, and other characteristics.

Behavioral targeting can make secret and inappropriate distinctions among consumers based on these characteristics. Some forms of redlining may violate existing law, and some forms of redlining seek to manipulate vulnerable populations.

Use of behavioral targeting for individual redlining activities should be illegal.

Precedent: Equal Credit Opportunity Act

4. Americans support the protection of online information about children. Yet children and adolescents are the focus of a wide range of digital marketing techniques, including behavioral targeting. A decade ago, bi-partisan legislation was enacted (COPPA) designed to protect children under 13 from unfair data collection practices.

However, with recently developed data collection techniques, the targeting of children and adolescents is now a part of their everyday online world. Children are increasingly subjected to a wide array of behavioral targeting practices through social networks, games, mobile services, and other digital platforms that use techniques that evade current legal restrictions.

Scholars in neuroscience and psychology have identified a number of biological and psychosocial attributes that make adolescents particularly vulnerable to behavioral targeting. Existing legislation needs to be updated to cover new threats to privacy from many of the behavioral targeting practices that have emerged since passage of COPPA in 1998.

No behavioral data should be collected or used from children and adolescents under 18 to the extent that age can be inferred.

Precedent: Children's Online Privacy Protection Act (1998).

5. Contextual advertising that does not involve the maintenance of information beyond the current online session within a website or series of websites does not need to be regulated for privacy at this time. Reasonable limitations on behavioral targeting do not threaten the advertising-supported model of Internet availability.

6. Self-regulation for privacy has consistently failed. Self-regulatory efforts for behavioral targeting that are developed without meaningful participation by consumers will not strike a fair balance.

Government must create a baseline that will guarantee protection for consumer privacy and must also provide proper enforcement to ensure that any illegal behavior is prosecuted quickly.

Precedent: Failed self-regulatory efforts include IRSG, NAI, BBO Online, Privacy Leadership Initiative, Online Privacy Alliance.

Part II. Fair Information Practices for Legislation/Regulation

A. Collection Limitation Principle

There should be limits to the collection of both personal and behavioral data and any such data should be obtained by lawful and fair means and, where appropriate, with the knowledge or consent of the individual.

BT Implementation Ideas:

1. Any consent for the collection of information for behavioral targeting purposes must be recent (e.g., within three months) and revocable. Once consent has expired or been revoked, information collected with consent must be deleted promptly.

2. No forms of pretexting can be used to obtain user information. For example, a contest

that seeks the collection of consumer information in exchange for the chance to win a prize is a pretext.

B. Data Quality Principle
Personal and behavioral data should be relevant to the purposes for which they are to be used.

BT Implementation Ideas:

1. Websites should only initially collect and use data from consumers for a 24-hour period, with the exception of information categorized as sensitive, which should not be collected at all. Any subsequent use or collection of non-sensitive consumer data must have the affirmative consent of the individual user, including specific consent for any sale or other sharing of the data.

2. Data collected on users who consent must not be retained beyond a period of three months (the new Yahoo standard).

C. Purpose Specification Principle
The purposes for which both personal and behavioral data are collected should be specified not later than at the time of data collection, and the subsequent use limited to the fulfillment of those purposes and with any change of purpose of the data the individual must be alerted and given an option to refuse collection or use.

D. Use Limitation Principle
Personal and behavioral data should not be disclosed, made available or otherwise used for purposes other than those specified in advance except: a) with the consent of the individual; or b) by the authority of law.

BT Implementation Ideas:

1. A behavioral targeter must determine in advance and in writing the purposes for which it plans to use and disclose information about individuals. Those purposes must be explained in a privacy policy that must be publicly available to all on the website of the organization collecting and maintaining user data.

2. Websites and other online services collecting user data must clearly and prominently provide on their ads—via linked webpages as well as within privacy policies—a consumer-friendly explanation of their data collection practices.

3. A behavioral targeter cannot use or disclose information about an individual in a manner that is inconsistent with its published notice, except where required by law.

4. No behavioral targeting data can be used by any person in any way other than for the advertising purposes for which it was collected. The use of the data for any credit, employment, insurance, or governmental purpose or for redlining should be prohibited.

E. Security Safeguards Principle
Reasonable security safeguards against loss, unauthorized access, modification, disclosure and other risks should protect both personal and behavioral data.

BT Implementation Ideas:

1.A behavioral ta rgeter must (A) establish appropriate administrative, physical, and technical safeguards to ensure the security and confidentiality of information about individuals, and (B) protect against any anticipated threats or hazards to security or integrity that could result in substantial harm, embarrassment, inconvenience, or unfairness to the individual.

F. Openness Principle
There should be a general policy of openness about developments, practices, uses and policies with respect to personal and behavioral data. Means should be readily available of establishing the existence and nature of personal data, and the main purposes of their use, as well as the identity and usual residence of the data controller.

BT Implementation Ideas:

1.A behavioral ta rgeter must have a publicly available privacy policy that describes its practices and policies with respect to the collection, maintenance, use, and disclosure of information about an individual used for behavioral targeting. The privacy policy must describe the categories of information collected, the categories of information maintained, the source of the information, the uses of the information, the disclosures of the information, and the sale and distribution methods. A behavioral targeter need not include in its privacy policy any trade secret. The privacy policy must be understandable by the average consumer.

2.I n order to change its privacy policy, a behavioral targeter must provide public notice on its website 30 days in advance of the change and, at the same time, specific notice to any person who has requested notice of privacy policy changes.

3.An y change to a privacy policy that has the effect of allowing additional uses or disclosures of information about an individual may apply only to information collected after the effective date of the change.

G. Individual Participation Principle
An individual should have the right:

a) to obtain from a behavioral tracker, or otherwise, confirmation of whether or not the behavioral tracker has data relating to him;
b) to have communicated to him data relating to him within a reasonable time; at a charge, if any, that is not excessive; in a reasonable manner; and in a form that is readily intelligible to him;
c) to be given reasons if a request made under subparagraphs (a) and (b) is denied, and to be able to challenge such denial; and

d) to challenge data relating to him and, if the challenge is successful, to have the data erased, rectified, completed or amended.

BT Implementation Ideas:

1.I ndividuals should have the right to see, have a copy of, and delete any information about them. If a behavioral targeter is able to use information to target an individual in more than one online session, then the targeter must provide the individual with the opportunity to see, have a copy of, and delete the information about that individual that the targeter maintains.

2.Consumers should alwa ys be able to obtain their personal or behavioral data held by a business engaged in tracking or targeting.

3.A behavioral ta rgeter may reject excessive requests for access.

4.I f a behavioral targeter receives a subpoena, court order, or legal process that requires the disclosure of information about an identifiable individual, the behavioral target must, except where otherwise prohibited by law, make reasonable efforts to notify the individual prior to responding to the subpoena, court order, or legal process; and provide the individual with as much advance notice as is reasonably practical before responding.

H. Accountability Principle
Every entity involved in any behavioral tracking or targeting activity should be accountable for complying with the law and its own policies.

I. Redress Principle
Consumers should have the right of private action with liquidated damages; the appropriate protection by federal and state regulations and oversight; and the expectation that online data collection entities will engage in appropriate practices to ensure privacy protection (such as conducting independent audits and the appointment of a Chief Privacy Officer).

BT Implementation Ideas:

1.A behavioral ta rgeter must accept and give reasonable consideration to a complaint from any individual who has a reasonable basis for believing that the behavioral targeter has or uses information about the individual. A behavioral targeter must promptly acknowledge the receipt of a complaint, must respond to all complaints within 30 days, and may extend the time for response by an additional 30 days by giving notice in writing or by email to the complainant.

2.Consumers ag grieved by behavioral targeting activities that violate the law or a published policy should have the right of private action that allows for the awarding of liquidated damages, attorney fees, and costs for successful plaintiffs.

3.Fede ral and state agencies may bring enforcement actions on behalf of consumers for violations of law or policy.

4. The FTC should maintain an online registry of organizations that engage in behavioral tracking. Behavioral tracking organizations should be required to provide current information to the FTC registry that will, at a minimum:

a) contain technical information required so that consumers can opt out of tracking through tracking cookies, browser settings or extensions, and other methods.
b) appear online in a format so that third parties can develop consumer tools such as browser settings or extensions or tracking cookie management software that will automatically update from the registry.
c) include the name, physical address, and contact information of the BT company doing the tracking, along with information about how to file a complaint about the company or about its opt-out procedures.
d) include a complete description of the categories of consumer information collected, all online and other sources of consumer information, and the countries where the information is stored.

5. A behavioral targeter must provide privacy training to all appropriate staff annually.

6. A behavioral targeter must conduct an independent audit of its operations for compliance with this law, and it must make the results of that audit public.

7. A behavioral targeter must designate a Chief Privacy Officer to supervise implementation of and compliance with its privacy policy.

8. There should be no preemption of state laws.

Part III. Definitions

1. Behavioral Targeting: The practice of collecting and compiling data from and about an individual's activities, interests, preferences, behaviors, or communications for interactive advertising and marketing targeted to the individual, including but not limited to the use of a profile that may be stored or linked to a browser cookie, IP address, or any other persistent user identifiers or tracking methods. Behavioral targeting does not include contextual advertising.

2. Individual: An individual includes any

a) individual identified by name, address, account number, or other identifying particular assigned to the individual; and
b) user of any online service or facility who is targeted (1) based on information obtained in more than a single transaction, online encounter, or other online activity; (2) notwithstanding the absence of a name, address, account number, or other identifying particular about the user known to the behavioral targeter; and (3) when the behavioral targeter has any reason to believe that the user being targeted is a particular user about whom the behavioral targeter obtained information in the past or from another source, including the use of IP addresses, browser cookies, and other persistent user identifiers or tracking methods.

3. Contextual Advertising: Contextual advertising is online advertising that does not involve the maintenance or storage of information about an individual beyond the current online session with a website or series of websites.

4. Profile: Data stored electronically containing information about an individual's online activities and behaviors, whether or not the name or other identifier of the individual is included in the profile, and whether or not the data include information obtained from offline sources.

5. Behavioral Targeter: Any organization, including its agents, affiliates, and partners, engaging in behavioral targeting (for commercial, non-profit, or governmental purposes).

6. Financial information: Any information, regardless of source, about an individual's income, wealth, investments, or bank or other financial accounts.

7. Health information: Any information, regardless of source, that relates to the past, present, or future physical or mental health or condition of an individual; the provision of health care to an individual; and the past, present, or future payment for the provision of health care to an individual.

About the members of the coalition:

Center for Digital Democracy: The Center for Digital Democracy (CDD) is dedicated to ensuring that the public interest is a fundamental part of the new digital communications landscape. URL: http://www.democraticmedia.org

Consumer Federation of America: Since 1968, the Consumer Federation of America (CFA) has provided consumers a well-reasoned and articulate voice in decisions that affect their lives. URL: http://www.consumerfed.org

Consumers Union: Consumers Union is a nonprofit membership organization chartered in 1936 under the laws of the State of New York to provide consumers with information, education and counsel about goods, services, health, and personal finance.
URL: http://www.consumersunion.org

Consumer Watchdog: Consumer Watchdog (formerly The Foundation for Taxpayer and Consumer Rights) is a consumer group that has been fighting corrupt corporations and crooked politicians since 1985. URL: http://www.consumerwatchdog.org

Electronic Frontier Foundation: When freedoms in the networked world come under attack, the Electronic Frontier Foundation (EFF) is the first line of defense. URL: http://www.eff.org

Privacy Lives: Published by Melissa Ngo, the Website chronicles and analyzes attacks on privacy and various defenses against them to show that privacy lives on, despite the onslaught. URL: http://www.privacylives.com

Privacy Rights Clearinghouse: The Privacy Rights Clearinghouse is a consumer organization with a two-part mission: To raise consumer awareness about privacy and to advocate for privacy rights in policy proceedings. URL: http://www.privacyrights.org

Privacy Times: Privacy Times is the leading Subscription-only newsletter covering privacy & Freedom of Information Law and policy. Since 1981, Privacy Times has provided its readers with accurate reporting, objective analysis and thoughtful insight into the events that shape the ongoing debate over privacy and Freedom of Information. URL: http://www.privacytimes.com

U.S. Public Interest Research Group: The federation of state Public Interest Research Groups (PIRGs) stands up to powerful special interests on behalf of the public, working to win concrete results for our health and our well-being. URL: http://www.uspirg.org

The World Privacy Forum: WPF is focused on conducting in-depth research, analysis, and consumer education in the area of privacy. Areas of focus include health care, technology, and the financial sector. URL: http://www.worldprivacyforum.org